August 7, 2024

Graham Tiver
Chief Financial Officer
WOODSIDE ENERGY GROUP LTD
Mia Yellagonga, 11 Mount Street
Perth, Western Australia 6000
Australia

       Re: WOODSIDE ENERGY GROUP LTD
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Filed February 27, 2024
           File No. 001-41404
Dear Graham Tiver:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation